CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 21st, 2007

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐            No      ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated December 21, 2007 relating to the Company’s change of company secretary.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Lai Ni Quiaque
Name:	Lai Ni Quiaque
Title:	Chief Financial Officer, Executive Director and Company Secretary

Dated: December 21st, 2007

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

CHANGE OF COMPANY SECRETARY

The board of directors (“Board”) of City Telecom (H.K.) Limited (“Company”) announces that Mr. Tai Kwok Hung has resigned as the company secretary of the Company with effect from 21 December 2007. Mr. Tai has confirmed that he has no disagreement with the Board and is not aware of any matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company.

The Board further announces that Mr. Lai Ni Quiaque who is currently the Chief Financial Officer and Executive Director has been appointed as the company secretary of the Company with effect from 21 December 2007. Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia and is a fellow member of CPA Australia.

The Board would like to express its sincere gratitude to Mr. Tai for all his efforts and valuable contributions to the Group during his tenure of office and the Board wishes him all the very best in his future endeavors.

By Order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Chief Financial Officer, Executive Director and Company Secretary

Hong Kong, 21 December 2007

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.